October 28, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (416) 495-8625

Betty-Ann Harland
Chief Executive Officer
International Development Corp.
534 Delaware Avenue, Suite 412
Buffalo, New York 14202

      Re: 	International Development Corp.
      Preliminary Information Statement on Schedule 14C
      Filed October 5, 2005
      File No. 000-31343
      Form 10-KSB/A for the year ended August 31, 2004
      Filed April 21, 2005
      File No. 000-31343

Dear Ms. Harland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Preliminary Information Statement on Schedule 14C, Filed October
5,
2005
General

1. The disclosure in the filing is inconsistent with an information statement in that you are requesting shareholder approval of the proposals and disclose in various places that the board of directors has recommended voting for the various actions presented. Please revise the document to indicate that shareholders are not being asked to vote on the various measures that will be taken.

2. Please supplementally provide us with a copy of the board book from your Board of Directors meetings during which this transaction was discussed, including meetings of the Special Committee that was formed on September 1, 2005.

3. Include a section toward the beginning of the information statement summarizing the unregistered sales of common and preferred stock to Ms. Harland. Please include the consideration paid for these shares, the effect the issuances had on control of the company, and any relationship Mrs. Harland had with the company or its affiliates prior to her ownership of common stock. Please also disclose whether the issuances were approved by shareholders.

Distribution and Costs, page 2

4. Revise your discussion in this section to state that you will promptly deliver a separate copy of the information statement to a security holder at a shared address to which a single copy was delivered that makes an oral, in addition to written, request.
See
Schedule 14C, Item 5(b).

Proposal 1, page 3

5. You state the higher share price that might initially result from the reverse split could help generate interest in the company.
Please disclose the most recent share price and that an increased share price is not a certainty.

6. You state that the increased interest in the company may help raise proceeds to fund your operations. This statement appears to conflict with the third measure in the information statement to sell all of your operations to affiliated parties. Please clarify.

7. We note your statement that the reverse stock split may "generate interest in International Development Corp. among investors and thereby assist us in . . . mak[ing] acquisitions." Please disclose whether you are currently engaged in negotiations to merge with another entity and, if so, the nature of the business of that entity.

Effect of the Reverse Split, page 3

8. Please revise your discussion of the reverse-split`s effect on the voting power of the outstanding shares of common stock to address the aggregate voting power of the common stock in relating to the voting power of the Series A and Series B preferred stock, which is not subject to the reverse-split. It appears that currently, Ms. Harland, as the sole owner of the Series A and Series B preferred stock, has voting power over 513,000,000 of 996,404,226 outstanding voting shares, or 51.5%. If there is a 1:1000 reverse-split of the common stock, as contemplated by this proposal, Ms. Harland would have voting power over 513,000,000 of 513,483,404 shares, or 99.9%.

Cash Payment in Lieu of Fractional Shares, page 4

9. Please tell us the current number of holders of your common stock, as well as the number of remaining holders of your common stock if you effect a 1:1000 reverse stock split and the basis for this determination.

10. Please tell us whether there is any plan to liquidate the company after the proposed transactions. If there are no such plans please tell us whether you intend continue the reporting obligations of the company under the Exchange Act and why.

Federal Income Tax Consequences, page 5

11. Please disclose the tax consequences to shareholders who will receive cash for their fractional shares.

Dissent Rights of Our Stockholders, page 6

12. Please revise your discussion of dissenters` rights of appraisal under Nevada law, as required by Item 3 to Schedule 14A, to discuss the applicability of these provisions in a situation where you are providing information to shareholders, rather than soliciting consents or proxies. Similarly revise language stating that the board of directors recommends a vote for approval of the proposal under Vote Required and throughout your information statement, as applicable.




Proposal 2, page 7

13. Please supplementally explain your statement that as of the record date, 550,000,000 shares of common stock have been issued under the Stock Plan. Page 1 of the information statement refers to
550,000,000 shares of common stock that are authorized under the plan and also states that there are currently 483,404,226 shares of common stock outstanding. Revise your document as necessary.

14. Please state the effect, if any, the discretionary reverse stock-split contemplated by Proposal 1 will have upon the number of shares authorized under the Stock Plan. Please also state whether it will be necessary to obtain shareholder approval of changes to the Stock
Plan following a reverse stock-split. If you have obtained shareholder approval for such a plan, so state.

15. Please disclose the stock grants under the plan including the date of the grant, the recipients, the exercise price, the vesting period, and when the options were exercised. Please also disclose the percentage of outstanding common stock these grants represent.

Proposal 3, page 12

16. Expand your discussion of the creation of Freshwater and the transfer of your water purification business to it. This discussion should explain the aspects of your business that are operated through
Freshwater and those that you operate directly.

17. Please expand your discussion of this transaction to discuss the effect of your exit from the water purification business on existing shareholders, as well as on Messres. Weissengruber and Robertson.

18. It appears that this proposal relates to a sale of all or an otherwise substantial portion of your assets, as contemplated by Item
14 of Schedule 14A. Please furnish all the information required by
Item 14 to Schedule 14A, including a summary term sheet and the financial information required by Item 14. Please refer to Interpretation H.6 of the July 2001 Supplement to the Manual of Publically Available Telephone Interpretations. As it appears that you are not eligible to incorporate this information by reference, it should be provided in the information statement.

19. Please expand your discussion of the Freshwater stock purchase to fully discuss the basis for your belief that this transaction is exempt from registration pursuant to Section 4(2) of the Securities
Act.

20. Please state whether the Board has obtained a fairness opinion regarding this transaction.


Form 10-KSB/A for the year ended August 31, 2004

21. Amendment No. 2 to Form 10-KSB for the year ended August 31,
2004
does not contain the certifications required by Exchange Act Rule 13a-14(a),(b). Refile your Form 10-KSB for the year ended August 31,
2004 containing the certifications required this Rule.  Refer to
Section II.B.2 of SEC Release 33-8124 (August 29, 2002).

22. In your amendment to Form 10-KSB, as well as in future periodic filings, delete all references to the Private Securities
Litigation
Reform Act of 1995. The PSLRA excludes statements made by the issuers of penny stock from its safe harbor provisions. Refer to
Section 21E of the Securities Exchange Act of 1934.

Disclosure Controls and Procedures

23. We note that you have not filed all of your Exchange Act reports in a timely manner, specifically we note that the Current Reports on
Form 8-K for the sale of unregistered securities were filed late. Please revise the discussion of your disclosure controls and procedures to address this and state whether your disclosure controls and procedures are effective and the basis for your conclusion.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Chris Edwards, Special Counsel, at (202) 551-3742 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Norman T. Reynolds, Esq. (via facsimile 713/237-3202)
      Glast, Phillips & Murray P.C.
      The Eperson Buildings
      815 Walker, Suite 1250
      Houston, Texas 77002
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Betty-Ann Harland
International Development Corp.
October 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE